

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2022

T. Michael Price
President and Chief Executive Officer
First Commonwealth Financial Corporation
601 Philadelphia Street
Indiana, PA 15701

> **Re: First Commonwealth Financial Corporation**
> **Registration Statement on Form S-4**
> **Filed on October 19, 2022**
> **File No. 333-267944**

Dear T. Michael Price:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed October 19, 2022

Background of the Merger, page 39

1. We note CFC's discussions with Party D, its entrance into a nondisclosure agreement, and its discussions surrounding a non-binding indication of interest. We also note that CFC's discussions with Party D terminated on April 10, 2022, and subsequent to such termination, Ms. Husic and Mr. Price resumed discussions. Please discuss here the reasons why discussions with Party D with which negotiations began during the fourth quarter of 2021 were terminated and explain whether it was CFC or the counterparty that ceased negotiations. Where the potential merger transactions are discussed on page 40, please also disclose if terms were discussed and, if so, the range of terms of those merger possibilities.

FCF's Reasons for the Merger, page 41

2.   We note the principal factor listed stating "the strategic rationale for the merger, including expansion of FCF's business into higher growth, contiguous and demographically attractive metro markets and accelerating FCF's growth beyond the $10 billion asset threshold." Please disclose in an appropriate place any additional provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act that you expect to have a material impact on your operations or financial condition and describe the expected impact. Please also add a risk factor describing the attendant risks and clarify here whether the board considered these additional regulatory implications as a positive or negative factor.

Opinion of CFC's Financial Advisor, page 46

3.   Please quantify the fee that CFC paid to Stephens when it rendered its fairness opinion and the specific amount and percentage of the fee that is contingent upon completion of the merger. Refer to Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A.

4.   We note disclosure (iv) and the reference to financial projections provided by CFC and FCF which Stephens relied upon in developing its opinion. Please disclose the financial projections that CFC and FCF presented to Stephens and which Stephens relied upon in forming its opinion.

Governance of FCF after the Merger, page 57

5.   We note that FCF will designate Patricia A. Husic, the president and CEO of CFC, to the FCF board of directors upon the effective time of the merger. Please file the written consent of Patricia A. Husic as required by Securities Act Rule 438.

Material U.S. Federal Income Tax Consequences of the Merger, page 82

6.   We note your disclosure that the tax opinions you describe in this section constitute the opinion of counsel to both CFC and FCF and short form tax opinions will be given. We also note that your exhibit index does not provide for a tax opinion of CFC's legal counsel. Please confirm that you will file the required opinions regarding tax matters or tell us why you believe such opinions are not required. Refer to Item 601(b)(8) of Regulation S-K and, for guidance Section III.A of Staff Legal Bulletin No. 19.

Exhibits

7.   Refer to Exhibit 99.2. We note the statement that Stephens "disclaim[s] that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933." Please have Stephens remove this inappropriate disclaimer given that Stephens provided an opinion that is summarized in and included in the registration statement and which is attributed to Stephens. For guidance, refer to Securities Act Rule

Compliance and Disclosure Interpretation Question 233.02.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Madeleine Mateo at 202-957-9365 or J. Nolan McWilliams, Acting Legal Branch Chief, at 202-551-3217 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: James Barresi